The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to Completion
Preliminary Pricing Supplement dated August 22, 2022
Preliminary Pricing Supplement (To the Prospectus dated May 23, 2022 and the Prospectus Supplement dated June 27, 2022)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-265158
US$
FLOATING RATE NOTES LINKED TO THE 2-YEAR U.S. DOLLAR SOFR ICE SWAP RATE
DUE AUGUST 26, 2024
Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	100%	Series:	Global Medium-Term Notes, Series A
Original Trade Date(*):	August 23, 2022	Maturity Date:	August 26, 2024
Original Issue Date:	August 26, 2022	Spread:	1.10% per annum
Minimum Interest Rate: 0.00% per annum
Reference Rate:
2-Year U.S. Dollar SOFR ICE Swap Rate (the “Swap Rate”), which is, on any swap business day (as defined herein), the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity that references the Secured Overnight Financing Rate (“SOFR”) (compounded in arrears for twelve months using standard market conventions), as reported on Bloomberg Screen USISSO02 Page (or such other page as may replace that page on such service) as of approximately 11:00 a.m. New York City time on that swap business day, as determined by the Calculation Agent.

Interest Rate:	The interest rate per annum will be equal to the sum of the Reference Rate and the Spread, subject to the Minimum Interest Rate
Payment at Maturity:
If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.
Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Dates:	Payable quarterly in arrears on the 26th day of each February, May, August and November commencing on November 26, 2022 and ending on the Maturity Date.
Consent to U.K. Bail-in Power:
Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-4 of this pricing supplement.

[Terms of the Notes continue on the following page]
Price to Public
Agent’s Commission (1)
Proceeds to Barclays Bank PLC
Per Note
100%
0.65%
99.35%
Total
$
$
$
[1] Barclays Capital Inc. will receive commissions from the Issuer up to $6.50 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay variable selling concessions or fees to other dealers.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-9 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-10 of this pricing supplement.
The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.
The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Period:
The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date.

Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Interest Payment Amount:
For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:
$1,000 × Interest Rate × (days in Interest Period/360)
where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Interest Determination Dates:	Two swap business days prior to the relevant Interest Reset Date.
Business Day:
A Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation, or executive order to be closed.

Swap Business Day:
A swap business day means any day except for a Saturday, a Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06748XPV7 / US06748XPV72
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

You should read this pricing supplement together with the prospectus dated May 23, 2022, as supplemented by the documents listed below relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.
You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):
●	Prospectus dated May 23, 2022:
http://www.sec.gov/Archives/edgar/data/312070/000119312522157585/d337542df3asr.htm
●	Prospectus Supplement dated June 27, 2022:
http://www.sec.gov/Archives/edgar/data/0000312070/000095010322011301/dp169388_424b2-prosupp.htm
Our SEC file number is 1-10257. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.
You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

CONSENT TO U.K. BAIL-IN POWER
Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.
Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.
The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.
For more information, please see “Selected Risk Factors—Risks Relating to the Issuer—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED PURCHASE CONSIDERATIONS
The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:
♦	You are willing and able to accept a floating rate of interest based on the Reference Rate.
♦
You understand and accept that interest payments will vary based on fluctuations in the Reference Rate, and that the Notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire term of the Notes.

♦	You are willing and able to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.
♦
You are familiar with the Swap Rate and understand the factors that influence the Swap Rate and interest rates generally, and you understand and are willing to accept the risks associated with the Swap Rate.

♦
You are willing and able to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes and understand that if Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power, you might not receive any amounts due to you under the Notes, including any repayment of principal.

The Notes may not be a suitable investment for you if any of the following statements are true:
♦	You are unwilling and unable to accept a floating rate of interest based on the Reference Rate.
♦
You are unable or unwilling to accept that interest payments will vary based on fluctuations in the Reference Rate, or that the Notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire term of the Notes.

♦	You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.
♦
You are not familiar with the Swap Rate, you do not understand the factors that influence the Swap Rate or interest rates generally, or you do not understand or are not willing to accept the risks associated with the Swap Rate.

♦	You are not willing or are unable to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments due to you under the Notes, including any repayment of principal.
YOU MUST RELY ON YOUR OWN EVALUATION OF THE MERITS OF AN INVESTMENT IN THE NOTES. YOU SHOULD REACH A DECISION WHETHER TO INVEST IN THE NOTES AFTER CAREFULLY CONSIDERING, WITH YOUR ADVISORS, THE SUITABILITY OF THE NOTES IN LIGHT OF YOUR INVESTMENT OBJECTIVES AND THE SPECIFIC INFORMATION SET FORTH IN THIS PRICING SUPPLEMENT, THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT. NEITHER THE ISSUER NOR BARCLAYS CAPITAL INC. MAKES ANY RECOMMENDATION AS TO THE SUITABILITY OF THE NOTES FOR INVESTMENT.

SUPPLEMENTAL TERMS OF THE NOTES
The Swap Rate
The 2-Year U.S. Dollar SOFR ICE Swap Rate (also referred to as the “Swap Rate” herein) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity that references the Secured Overnight Financing Rate (“SOFR”) (compounded in arrears for twelve months using standard market conventions), as reported on the Designated Swap Rate Page as of approximately 11:00 a.m. New York City time on that swap business day, as determined by the Calculation Agent.
“Designated Swap Rate Page” means Bloomberg Screen USISSO02 Page (or any other page that replaces that page on that service or any successor or replacement service).
Swap Rate Fallback Provisions
If the Swap Rate is not displayed by approximately 11:00 a.m. New York City time on the Designated Swap Rate Page on any day on which the Swap Rate is to be determined, the Calculation Agent, after consulting such sources as it deems comparable to the Designated Swap Rate Page, or any source it deems reasonable from which to estimate the Swap Rate, will determine the Swap Rate for that day in its sole discretion.
Notwithstanding the foregoing, if the Calculation Agent determines in its sole discretion that a Benchmark Transition Event has occurred on or prior to any Interest Determination Date, the Calculation Agent will apply the following provisions:
●	The Calculation Agent will determine an Alternative Swap Rate and, in its sole discretion, the effective date for such Alternative Swap Rate; and
●
If an Alternative Swap Rate is determined in accordance with the preceding provisions, such Alternative Swap Rate will be the Swap Rate for each Interest Determination Date after the effective date for such Alternative Swap Rate (subject to the subsequent operation of the provisions of this section, and to adjustment as described herein). If the Calculation Agent determines that there is no such Alternative Swap Rate as of any Interest Determination Date, then the Calculation Agent, after consulting such sources as it deems comparable to the Designated Swap Rate Page, or any source it deems reasonable from which to estimate the Swap Rate, will determine the Swap Rate for that day in its sole discretion.

In addition, if the Calculation Agent determines in its sole discretion that a Benchmark Transition Event has occurred on or prior to any Interest Determination Date, the Calculation Agent will apply the following provisions:
●
If the Calculation Agent determines that an Adjustment Formula should be applied to any relevant Swap Rate or Alternative Swap Rate and determines the Adjustment Formula, then such Adjustment Formula will be applied to such Swap Rate or Alternative Swap Rate, as applicable. If the Calculation Agent is unable to determine, prior to the relevant Interest Determination Date, such Adjustment Formula, then such Swap Rate or Alternative Swap Rate will apply without an Adjustment Formula;

●
The Calculation Agent may also specify changes to the terms of the Notes, including but not limited to the relevant Spread, day count convention and screen page, definitions of swap business day, Interest Determination Date and/or the definition of the Swap Rate, and the method for determining the fallback rate in relation to the Swap Rate or Alternative Swap Rate, as applicable, in order to follow market practice in relation to the Swap Rate or Alternative Swap Rate, as applicable, and/or any Adjustment Formula. For the avoidance of doubt, consent of the holders of the Notes will not be required in connection with implementing any Alternative Swap Rate and/or any Adjustment Formula or such other changes, including for the execution of any documents, amendments or other steps by us, the trustee or the Calculation Agent (if required); and

●
We will promptly, following the determination of any Alternative Swap Rate and/or any Adjustment Formula, give notice thereof to The Depository Trust Company, which will specify the effective date(s) for such Alternative Swap Rate and/or any Adjustment Formula, as applicable, and any consequential changes made to the terms of the Notes. We will also deliver a copy of such notice to the trustee for information purposes.

For the purposes of this section:
“Adjustment Formula” means a formula or methodology (including but not limited to a multiplier and/or a spread or formula or methodology for calculating a multiplier and/or spread) for calculating the Swap Rate or the Alternative Swap Rate (as applicable), which the Calculation Agent determines is required to be applied in order to reduce or eliminate, to the extent reasonably practicable in the circumstances, any economic prejudice or benefit (as applicable) to holders of the Notes as a result of the Benchmark Transition Event and is the formula or methodology which:
●
the Calculation Agent determines is recognized or acknowledged as being in customary market usage in international debt capital markets transactions which reference the Swap Rate, where such rate has been replaced by the Alternative Swap Rate (if applicable); or

●	if no such customary market usage is recognized or acknowledged, the Calculation Agent in its discretion (as applicable), determines to be appropriate.
“Alternative Swap Rate” means the rate that the Calculation Agent determines has replaced the Swap Rate in customary market usage in the international debt capital markets for the purposes of determining rates of interest in respect of bonds denominated in U.S. dollars, or, at the Calculation Agent’s sole discretion and election, if the Calculation Agent determines that there is no such rate, such other rate as the Calculation Agent determines is a commercially responsible replacement for the Swap Rate. In determining customary market usage for purposes of determining an Alternative Swap Rate, the Calculation Agent may take into account any guidance or recommendations relating to fallbacks for the Swap Rate from any Relevant Governmental Body.
“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Swap Rate:
(1)
a public statement or publication of information by or on behalf of the administrator of the Swap Rate announcing that such administrator has ceased or will cease to provide the Swap Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Swap Rate;

(2)
a public statement or publication of information by the regulatory supervisor for the administrator of the Swap Rate, the central bank for the currency of the Swap Rate, an insolvency official with jurisdiction over the administrator for the Swap Rate, a resolution authority with jurisdiction over the administrator for the Swap Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the Swap Rate, which states that the administrator of the Swap Rate has ceased or will cease to provide the Swap Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the Swap Rate;

(3)	a public statement or publication of information by the regulatory supervisor for the administrator of the Swap Rate announcing that the Swap Rate is no longer representative; or
(4)	a determination by the Calculation Agent that the Swap Rate has been permanently or indefinitely discontinued.
“Relevant Governmental Body” means the relevant governmental body or agency with jurisdiction over the then-current Swap Rate or the administrator thereof.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS
The examples below illustrate how the applicable Interest Rate is determined for any hypothetical Interest Period and the interest payment amounts you may receive on the Notes in a number of different hypothetical scenarios. These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes. The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.
Interest Rate Calculation
Step 1: Determine the applicable Interest Rate for each Interest Period.
For each Interest Period, the effective per annum Interest Rate payable on the Notes on each Interest Payment Date will be a floating rate equal to the sum of the Reference Rate and the Spread, subject to the Minimum Interest Rate. The per annum value for the Reference Rate is determined on the relevant Interest Reset Date by observing the Reference Rate on the Interest Determination Date relating to that Interest Reset Date. Once the Calculation Agent has determined the value of the Reference Rate, the Calculation Agent then will determine the per annum Interest Rate for that Interest Period by calculating the sum of the Reference Rate and the Spread, provided that if the sum of the Reference Rate and the Spread is less than the Minimum Interest Rate, the Interest Rate for that Interest Period will equal the Minimum Interest Rate.
For further information concerning the Interest Determination Dates for the Reference Rate, see “Interest Mechanics—How Floating Interest Rates Are Reset” in the accompanying prospectus supplement.
Step 2: Calculate the interest payment amount payable for each Interest Payment Date.
For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the interest payment amount per $1,000 principal amount Note as follows:
$1,000 × Interest Rate × (days in Interest Period/360)
where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.
Example Interest Rate and Interest Payment Calculations
The following examples illustrate how the per annum Interest Rate and interest payment amounts would be calculated for any given Interest Payment Date. The hypothetical Reference Rate values have been chosen for illustrative purposes only and may not represent actual likely Reference Rate values that will be relevant for calculating any payments on the Notes. For historical Reference Rate values, please see the information set forth under the section titled “2-Year U.S. Dollar SOFR ICE Swap Rate Overview” below. The examples below are based on the Minimum Interest Rate of 0.00% per annum and the Spread of 1.10%. We have assumed that the Notes have quarterly Interest Payment Dates, that interest payments will be calculated using a 30/360 day count basis (such that the applicable day count fraction for the quarterly interest payment for the Interest Period will be 90/360) and that the principal amount of the Notes is $1,000. These values and assumptions have been chosen arbitrarily for the purposes of the below examples, and should not be taken as indicative of the terms of any particular Notes or the future performance of the Reference Rate. The specific terms for each issuance of Notes will be determined on the Original Trade Date.
Example 1:     The Reference Rate is equal to 1.40%.
The Interest Rate would be equal to 2.50% per annum (the sum of the Reference Rate and the Spread).
The interest payment amount per $1,000 principal amount Note will be calculated as follows:
$1,000 × 2.50% × (90/360) = $6.25
Example 3:     The Reference Rate is equal to -0.20%.
The Interest Rate would be equal to 0.90% per annum (the sum of the Reference Rate and the Spread).

The interest payment amount per $1,000 principal amount Note will be calculated as follows:
$1,000 × 0.90% × (90/360) = $2.25
Example 4:     The Reference Rate is equal to -1.50%.
Because the sum of the Reference Rate of -1.50% and the Spread of 1.10% is less than the Minimum Interest Rate, the Interest Rate would be equal to 0.00% per annum (the Minimum Interest Rate). No interest payment would be due on the related Interest Payment Date.

SELECTED RISK FACTORS
An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-9 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.
Risks Relating to the Notes Generally
●
The Notes May Pay a Below-Market Rate or No Interest at All on One or More Interest Payment Dates — Because any interest payments on the Notes will be based on a floating rate of interest, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. These risks include fluctuation of the applicable Reference Rate and the possibility that, for any given Interest Period, you may receive an amount of interest based on the Minimum Interest Rate. We have no control over a number of matters that may affect interest rates such as the Reference Rate, including economic, financial and political events that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, interest rates have been volatile, and volatility also could be characteristic of the future. It is possible that the Reference Rate could decline significantly, including to a rate equal to or less than zero. If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread did not result in a rate greater than the Minimum Interest Rate for any Interest Period, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date. Because the Minimum Interest Rate is set to 0.00%, you would receive no interest payment on the related Interest Payment Date. In addition, the floating Interest Rate for the Notes may be less than the floating rate payable on a similar Note or other instrument of the same maturity issued by us or an issuer with the same or a comparable credit rating.

●
Suitability of the Notes for Investment — You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

Risks Relating to the Issuer
●
Issuer Credit Risk — The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

●
You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes, by acquiring the Notes, each holder and beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders or beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Reference Rate
●
Your Interest Payments on the Notes Are Based on the Performance of the Reference Rate, Which May Decrease Significantly During the Term of the Notes, or May Become Negative — The Reference Rate may decrease significantly during the term of the Notes, or may become negative, as a result of the factors described under “The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile” below. If the Reference Rate were to decline to a level such that the sum of the Reference Rate and the Spread were equal to or less than zero on any Interest Determination Date, you would not receive any interest payment on the related Interest Payment Date. You should not invest in the Notes if you do not understand the Reference Rate or interest rates generally.

●
The Reference Rate as of Any Interest Determination Date May Be Less than the Reference Rate as of Any Other Day during the Term of the Notes — The Reference Rate for any Interest Period will be determined solely on the Interest Determination Date applicable to the relevant Interest Period. Therefore, even if the Reference Rate as of any day that is not the Interest Determination Date applicable to the relevant Interest Period is higher than the Reference Rate as of such Interest Determination Date, the amount of interest payable on the corresponding Interest Payment Date will not take into account that higher level.

●	The Reference Rate Will Be Affected by a Number of Factors and May Be Volatile — Many factors may affect the Reference Rate including, but not limited to:
o	supply and demand for overnight U.S. Treasury repurchase agreements;
o	changes in, or perceptions about, the future Swap Rate;
o	sentiment regarding underlying strength in the U.S. and global economies;
o	expectations regarding the level of price inflation;
o	sentiment regarding credit quality in the U.S. and global credit markets;
o	central bank policy regarding interest rates;
o	inflation and expectations concerning inflation;
o	performance of capital markets; and
o	any statements from public government officials regarding the cessation of the Swap Rate.
These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market. Additionally, these factors may cause volatility of the Reference Rate, and volatility of the Reference Rate may adversely affect your return on the Notes.
●
The Swap Rate and SOFR Have Limited Histories and Future Performance Cannot Be Predicted Based on Historical Performance — The publication of the Swap Rate began in November 2021, and, therefore, it has a limited history. ICE Benchmark Administration (“IBA”) launched the Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from the U.S. dollar London Interbank Offered Rate (“LIBOR”). However, the composition and characteristics of SOFR differ from those of LIBOR in material respects, and the historical performance of LIBOR and swap rates published by IBA that reference LIBOR (“LIBOR ICE Swap Rates”) will have no bearing on the performance of SOFR or the Swap Rate.

In addition, the publication of SOFR began in April 2018, and, therefore, it has a limited history. The future performance of the Swap Rate and SOFR cannot be predicted based on the limited historical performance. The levels of the Swap Rate and SOFR during the term of the Notes may bear little or no relation to the historical actual or historical indicative data. Prior observed patterns, if any, in the behavior of market variables and their relation to the Swap Rate and SOFR, such as correlations, may change in the future. While some pre-publication historical SOFR data has been released by the Federal Reserve Bank of New York (“FRBNY”), production of such historical indicative SOFR data inherently involves assumptions, estimates and approximations.
No future performance of the Swap Rate or SOFR may be inferred from any of the historical actual or historical indicative SOFR data. Hypothetical or historical performance data are not indicative of, and have no bearing on, the potential performance of the Swap Rate or SOFR. Changes in the levels of SOFR will affect the Swap Rate and, therefore, the return on the Notes and the trading price of the Notes, but it is impossible to predict whether such levels will rise or fall. There can be no assurance that SOFR or the Swap Rate will be positive.
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Any Failure of SOFR to Maintain Market Acceptance Could Adversely Affect the Notes — SOFR may fail to maintain market acceptance. SOFR was developed for use in certain U.S. dollar derivatives and other financial contracts as an alternative to LIBOR in part because it is considered a good representation of general funding conditions in the overnight U.S. Treasury repurchase agreement market. However, as a rate based on transactions secured by U.S. Treasury securities, it does not measure bank-specific credit risk and, as a result, is less likely to correlate with the unsecured short-term funding costs of banks. This may mean that market participants would not consider SOFR a suitable substitute, replacement or successor for all of the purposes for which LIBOR historically has been used (including, without limitation, as a representation of the unsecured short-term funding costs of banks), which may, in turn, lessen market acceptance of SOFR. Further, other index providers are developing products that are perceived as competing with SOFR. It is possible that market participants will prefer one of these competing products and that such competing products may become more widely accepted in the marketplace than SOFR. To the extent market acceptance for SOFR as a benchmark for floating-rate notes declines, the return on and value of the Notes and the price at which investors can sell the Notes in the secondary market could be adversely affected. Investors in Notes linked to SOFR or a SOFR-based swap rate may not be able to sell those Notes at all or may not be able to sell those Notes at prices that will provide them with a yield comparable to similar investments that continue to have a developed secondary market, and may consequently suffer from increased pricing volatility and market risk.
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There Is No Guarantee that the Swap Rate Will Be a Comparable Substitute, Successor or Replacement for LIBOR ICE Swap Rates — In November 2021, IBA launched the Swap Rate for use as a reference rate for financial instruments in order to aid the market’s transition to SOFR and away from LIBOR. Both the Swap Rate and LIBOR ICE Swap Rates are determined by reference to interest rate swaps that reference a specified floating rate. However, the composition and characteristics of SOFR are not the same as those of LIBOR. SOFR is a broad Treasury repo financing rate that represents overnight secured funding transactions and is not the economic equivalent of LIBOR. While SOFR is a secured rate, LIBOR is an unsecured rate, and while SOFR is an overnight rate, LIBOR represents interbank funding for a specified term. As a result, there can be no assurance that SOFR will perform in the same way as LIBOR would have at any time, including, without limitation, as a result of changes in interest and yield rates in the market, bank credit risk, market volatility or global or regional economic, financial, political, regulatory, judicial or other events. For example, since publication of SOFR began on April 3, 2018, daily changes in SOFR have, on occasion, been more volatile than daily changes in comparable benchmark or other market rates. For the same reasons, there is no guarantee that the Swap Rate will be a comparable substitute, successor or replacement for LIBOR ICE Swap Rates.

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The Reference Rate and the Manner in Which It Is Calculated May Change in the Future — Interest rates and indices that are deemed to be “benchmarks,” including those in widespread and long-standing use, have been the subject of recent international, national and other regulatory scrutiny and initiatives and proposals for reform. Some of these reforms are already effective while others are still to be implemented or are under consideration. There can be no assurance that the method by which the Reference Rate is calculated will continue in its current form. Any changes in the method of calculation could reduce the Reference Rate and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

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The Administrator of SOFR May Make Changes that Could Adversely Affect the Level of SOFR or Discontinue SOFR and Has No Obligation to Consider Your Interest in Doing So — The FRBNY (or a successor), as administrator of SOFR, may make methodological or other changes that could change the value of SOFR, including changes related to the method by which SOFR is calculated, eligibility criteria applicable to the transactions used to calculate SOFR, or timing related to the publication of SOFR. In addition, the administrator may alter, discontinue or suspend calculation or dissemination of SOFR. The administrator has no obligation to consider your interests in calculating, adjusting, converting, revising or discontinuing SOFR. These changes may result in a modified calculation method for the Swap Rate, which could reduce the Swap Rate. Such reduction of the Swap Rate will adversely affect the payments on the Notes, which may adversely affect the trading prices of the Notes.

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The Swap Rate May Be Calculated by the Calculation Agent in Its Sole Discretion — If the Swap Rate is not displayed by approximately 11:00 a.m. New York City time on the Designated Swap Rate Page on any day on which the Swap Rate is to be determined and there has been no Benchmark Transition Event, then the affected Swap Rate on that day will be determined by the Calculation Agent, after consulting such sources as it deems comparable to the Designated Swap Rate Page, or any source it deems reasonable from which to estimate the affected Swap Rate, in its sole discretion. In addition, if a Benchmark Transition Event occurs and the Calculation Agent determines that there is no such Alternative Swap Rate as of any Interest Determination Date, then the Calculation Agent, after consulting such sources as it deems comparable to the Designated Swap Rate Page, or any source it deems reasonable from which to estimate the affected Swap Rate, will determine the affected Swap Rate for that day in its sole discretion. The Swap Rate determined in this manner and used in the determination of the related interest payment may be different from the Swap Rate that would have been published on the Designated Swap Rate Page and may be different from other published rates, or other estimated rates, of the affected Swap Rate, and the Calculation Agent will have no obligation to consider your interests as an investor in the Notes in making any such determination.

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The Swap Rate May Be Replaced by Successors or Substitute Rates and/or Be Modified by an Adjustment Formula — If the Calculation Agent determines that a Benchmark Transition Event has occurred on or prior to any

Interest Determination Date with respect to the Swap Rate, then the Swap Rate will be determined by reference to a different base rate (modified by an Adjustment Formula), which we refer to as an “Alternative Swap Rate,” as further described under “Supplemental Terms of the Notes” in this pricing supplement. An “Adjustment Formula” is a formula or methodology (including but not limited to a multiplier and/or a spread or formula or methodology for calculating a multiplier and/or spread) that the Calculation Agent determines is required to be applied in order to reduce or eliminate, to the extent reasonably practicable in the circumstances, any economic prejudice or benefit (as applicable) to holders of the Notes as a result of the Benchmark Transition Event. Under such circumstances, the Calculation Agent may also specify changes to the terms of the Notes as further described under “Supplemental Terms of the Notes” in this pricing supplement. The selection of an Alternative Swap Rate, and any decisions, determinations or elections made by us or the Calculation Agent in accordance with the swap rate fallback provisions could result in adverse consequences to the Reference Rate on the applicable Interest Determination Date, which could adversely affect the return on and the market value of the Notes. Further, there is no assurance that the characteristics of any Alternative Swap Rate will be similar to the Swap Rate it replaces, or that any Alternative Swap Rate will produce the economic equivalent of the Swap Rate it replaces. No assurance can be provided that the occurrence of a Benchmark Transition Event will not result in economic prejudice to holders of the Notes.
Risks Relating to Conflict of Interest
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We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Swap Rate. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.
In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.
In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Swap Rate and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, such as determining the Swap Rate when the Swap Rate is otherwise unavailable, as described under the risk factor titled “The Swap Rate May Be Calculated by the Calculation Agent in Its Sole Discretion” above. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.
Risks Relating to the Secondary Market
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Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC may be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

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Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.
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The Market Price of the Notes Will Be Influenced By Many Unpredictable Factors — In addition to the Swap Rate on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

●	the volatility (frequency and magnitude of changes in value) of the Swap Rate;
●	interest and yield rates in the market;
●	time remaining until the Notes mature;
●	supply and demand for the Notes;
●	geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the Swap Rate; and
●	any actual or anticipated changes in our credit ratings or credit spreads.

2-YEAR U.S. DOLLAR SOFR ICE SWAP RATE OVERVIEW
The 2-Year U.S. Dollar SOFR ICE Swap Rate (also referred to as the “Swap Rate” herein) is, on any swap business day, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity that references SOFR (compounded in arrears for twelve months using standard market conventions), as reported on Bloomberg Screen USISSO02 Page (or such other page as may replace that page on such service) as of approximately 11:00 a.m. New York City time on that swap business day. See “Supplemental Terms of the Notes” above for information regarding the procedures that will be applied by the Calculation Agent if the Swap Rate cannot be determined in the manner described above on any Interest Determination Date.
The 2-Year U.S. Dollar SOFR ICE Swap Rate is a “constant maturity swap rate” that measures the annual fixed rate of interest payable on a hypothetical fixed-for-floating U.S. dollar interest rate swap transaction with a 2-year maturity. In such a hypothetical swap transaction, the fixed rate of interest, payable annually on an actual / 360 basis (i.e., interest accrues based on the actual number of days elapsed, with a year assumed to comprise 360 days), is exchangeable for a floating payment stream based on SOFR (compounded in arrears for twelve months using standard market conventions), also payable annually on an actual / 360 basis. For additional information about SOFR, see “Supplemental Information About SOFR” in this pricing supplement.
The following graph shows historical levels of the 2-Year U.S. Dollar SOFR ICE Swap Rate from August 19, 2022 through August 19, 2022. The Swap Rate on August 19, 2022 was 3.337%. We obtained the historical information on the Swap Rate in this section from Bloomberg Professional® service, without independent verification. Historical performance of the Swap Rate should not be taken as an indication of future performance. Future performance of the Swap Rate may differ significantly from historical performance, and no assurance can be given as to the Swap Rate during the term of the Notes, including on the Interest Determination Dates. You should note that publication of the Swap Rate began on November 18, 2021 and it therefore has a limited history.
2-Year U.S. Dollar SOFR ICE Swap Rate November 18, 2021 to August 19, 2022

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL INFORMATION ABOUT SOFR
SOFR is published by the Federal Reserve Bank of New York (“FRBNY”) and is intended to be a broad measure of the cost of borrowing cash overnight collateralized by Treasury securities. FRBNY reports that SOFR includes all trades in the Broad General Collateral Rate, plus bilateral Treasury repurchase agreement (“repo”) transactions cleared through the delivery-versus-payment service offered by the Fixed Income Clearing Corporation (the “FICC”), a subsidiary of The Depository Trust & Clearing Corporation (“DTCC”). SOFR is filtered by FRBNY to remove a portion of the foregoing transactions considered to be “specials.” According to FRBNY, “specials” are repos for specific-issue collateral which take place at cash-lending rates below those for general collateral repos because cash providers are willing to accept a lesser return on their cash in order to obtain a particular security.
FRBNY reports that SOFR is calculated as a volume-weighted median of transaction-level tri-party repo data collected from The Bank of New York Mellon, which currently acts as the clearing bank for the tri-party repo market, as well as General Collateral Finance Repo transaction data and data on bilateral Treasury repo transactions cleared through the FICC’s delivery-versus-payment service. FRBNY notes that it obtains information from DTCC Solutions LLC, an affiliate of DTCC.
FRBNY currently publishes SOFR daily on its website. FRBNY states on its publication page for SOFR that use of SOFR is subject to important disclaimers, limitations and indemnification obligations, including that FRBNY may alter the methods of calculation, publication schedule, rate revision practices or availability of SOFR at any time without notice. Information contained in the publication page for SOFR is not incorporated by reference in, and should not be considered part of, this pricing supplement.

TAX CONSIDERATIONS
You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.
In the opinion of our special tax counsel, the Notes will be treated for U.S. federal income tax purposes as variable rate debt instruments, as described under “—Variable Rate Debt Instruments” in the accompanying prospectus supplement.
Interest paid on the Notes will generally be taxable to you as ordinary income at the time it accrues or is received, in accordance with your method of tax accounting. Upon a sale or exchange (including redemption at maturity), you will generally recognize taxable income or loss equal to the difference between the amount realized on the sale or exchange (not including any amount attributable to accrued but unpaid interest) and your tax basis in the Notes, which will generally equal the amount you paid to acquire the Notes. This gain or loss will generally be long-term capital gain or loss if you have held the Notes for more than one year. The deductibility of capital losses is subject to limitation.
The discussions above and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).
Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the interest payments, although the Internal Revenue Service could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.
You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

SUPPLEMENTAL PLAN OF DISTRIBUTION
We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.